Exhibit 99.1

REE Automotive Appoints Two New Board Members

Expanded Board Enhances Financial and Governance Expertise Supporting ESG Commitments

TEL-AVIV, Israel, October 26 - REE Automotive Ltd. (NASDAQ: REE), a leader in e-mobility, announced today that it has expanded its Board of Directors, appointing two new independent members. The additional board members deepen and diversify its leadership as the company progresses towards technology maturation and commercial production in 2023.

REE has appointed seasoned veterans Ms. Michal Brikman and Ms. Lilach Geva-Harel, who bring a wealth of public company financial, corporate governance and sustainability expertise. The board also announced the resignation of Mr. Ari Raved from REE’s board after more than seven years of distinguished service.

Daniel Barel, REE Co-Founder and CEO: “As REE continues to grow and execute on our business plan, we welcome new independent board members who will contribute to the efforts to guide our vision and realize our goal of becoming the cornerstone of e-mobility. Lilach and Michal bring to their role as independent directors strong and diverse expertise and leadership across the mobility, technology, energy and financial industries, and we are grateful to Ari for his many years of service, strategic guidance, and role in growing REE to a public company. I look forward to continue working with our Board of Directors and executing our ESG vision as we advance towards commercialization and drive toward a zero-emissions future.”

Lilach Geva-Harel leads global compliance as well as regulatory and government relations as EVP and Global General Counsel of ICL Group (NYSE: ICL), a global specialty minerals company. She has more than two decades of leadership experience advising boards, leading corporate governance and operating in complex regulatory environments.

Michal Brikman specializes in financial and business structures, business deals and corporate governance, serving as a board member for Partner Communications (NASDAQ: PTNR). She has significant experience on public company boards, including positions that include Head of the Technology Committee for Union Bank, and Head of the Audit, Finance and Compensation Committees for Israel’s largest public institutional investment houses.

About REE

REE is an automotive technology leader creating the cornerstone for tomorrow's zero-emission vehicles. REE’s mission is to empower global mobility companies to build any size or shape of electric or autonomous vehicle – from class 1 through class 6 - for any application and any target market. Our revolutionary, award-winning REEcorner technology packs traditional vehicle drive components (steering, braking, suspension, powertrain and control) into the arch of the wheel, allowing for the industry's flattest EV platform. Unrestricted by legacy thinking, REE is a truly horizontal player, with technology applicable to the widest range of target markets and applications. Designed to be fully scalable and completely modular, REE offers multiple customer benefits including complete vehicle design freedom, more space and volume with the smallest footprint, lower TCO, faster development times, ADAS compatibility, reduced maintenance and global safety standard compliance.

Headquartered in Tel Aviv, Israel, REE has subsidiaries in the U.S., the UK, Japan and Germany, and the company plans to open a U.S. headquarters and first integration center in Austin, Texas. REE has a unique CapEx-light manufacturing model that leverages its Tier 1 partners’ existing production lines. REE’s technology, together with their unique value proposition and commitment to excellence, positions REE to break new ground in e-Mobility. For more information visit https://www.ree.auto.

Contacts

Investor Relations

Limor Gruber

VP Investor Relations, REE Automotive

+972-50-5239233

investors@ree.auto

Media

Keren Shemesh

Chief Marketing Officer, REE Automotive

+972-54-5814333

media@ree.auto

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “views,” “estimates”, “future”, “allows”, “aims”, “strives” “endeavors” and similar expressions are used to identify these forward-looking statements.  These statements include, among other things, the Company’s statements about the Company’s strategic and business plans, relationships or outlook, the impact of trends on and interest in its business, intellectual property or product and its future results. These forward-looking statements are based on REE’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: REE’s ability to commercialize its strategic plan; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that the Company is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the ongoing COVID-19 pandemic and any other worldwide health epidemics or outbreaks that may arise; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights as well as protect itself and defend against actual or potential claims; REE’s ability to retain engineers and other highly qualified employees to further its goals and insulate itself from and defend against any potential or asserted employee claims or legal action; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s final prospectus relating to its business combination filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 1, 2021 and in subsequent filings with the SEC. While the list of factors discussed above and the list of factors presented in the final prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.